UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment__2__)

MUSTANG ALLIANCES, INC.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

628187106
 (CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Valley Stream NY 11563
 (516) 887-8200
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 21, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 628187106

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Zegal & Ross Capital LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) ☐     (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
   N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

 6. Citizenship or Place of Organization:
    Delaware

Number of	7. Sole Voting Power
Shares Beneficially	4,250,000

Owned By Each	8. Shared Voting Power
Reporting	-0-

Person	9. Sole Dispositive Power
4,250,000

10. Shared Dispositive Powe
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,250,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
 4.32% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
      OO  (Limited Liability Company)

* Based on 98,540,000 shares of the Issuer’s common stock outstanding as of May 17, 2011

           This Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Person relating to the common stock of Mustang Alliances, Inc., a Nevada corporation, on December 29, 2010, as amended on May 27, 2011(“Schedule 13D”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended,  on behalf of the Reporting Person to amend certain information set forth below in the items indicated. Unless otherwise stated herein, capitalized terms used in this Amendment No. 2 shall have the same meaning as those set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

 (a) The Issuer has 98,540,000 issued and outstanding shares of common stock as of May 17, 2011  The Reporting Person owns 4,250,000 shares (representing 4.32%) of the issued and outstanding common stock of the Issuer.

 (c) Other than the transaction reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the common stock of the Issuer on June 23, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to three stock purchase agreements, one of which is dated June 21, 2011 and two of which are dated June 23, 2011, by and between the Reporting Person and  three purchasers, the Reporting Person sold an aggregate of 4,000,000 shares of common stock of the Issuer at a purchase price of $0.01 per share.  As a result of such transactions, the Reporting Person owns 4.32% of the issued and outstanding common stock of the Issuer.

The Reporting Person acquired 100,000 shares of common stock of the Issuer as a signing bonus pursuant to a consulting agreement, dated July 21, 2011, with the Issuer. Such agreement was filed as Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2011.

Item 7. Material to Be Filed as Exhibits

Exhibit 5  Stock Purchase Agreement dated June 21, 2011 between Ori Ackerman and Zegal & Ross Capital LLC

Exhibit 6  Stock Purchase Agreement dated June 23, 2011 between Eshed Dash, Ltd. and Zegal & Ross Capital LLC

Exhibit 7  Stock Purchase Agreement dated June 23, 2011 between EGC Weekly and Zegal & Ross Capital LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2011

Zegal & Ross Capital LLC

By: /s/Mark Segal
      Mark Segal, Manager

STOCK PURCHASE AGREEMENT, dated as of June 21, 2011 by and among Ori Ackerman (hereinafter referred to as the "Buyer"), and the stockholder Zegal and Ross Capital, LLC (the "Seller").

WITNESSETH:

WHEREAS, Buyer desires to purchase (the "Purchase") 1,000,000 shares (the "Shares") of common stock, par value $.0001 per share of Mustang Alliances Inc. from the Seller for a purchase price of $.01 and the Seller desires to sell the Shares to the Buyer, and/or its designees;

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

BUYER:

/s/ Ori Ackerman
Name: Ori Ackerman

SELLER:

/s/ Mark Segal
Name: Mark Segal

BUYER:

Name: Ori Ackerman SELLER:

STOCK PURCHASE AGREEMENT, dated as of June 23, 2011 by and among Eshed Dash, LTD (hereinafter referred to as the "Buyer"), and the stockholder Zegal and Ross Capital, LLC (the "Seller").

WITNESSETH:

WHEREAS, Buyer desires to purchase (the "Purchase") 500,000 shares (the "Shares") of common stock, par value $.0001 per share of Mustang Alliances Inc. from the Seller for a purchase price of $.01 and the Seller desires to sell the Shares to the Buyer, and/or its designees;

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

BUYER:

/s/ Raphael Plat
Name: Raphael Plat

SELLER:

/s/ Mark Segal
Name: Mark Segal

STOCK PURCHASE AGREEMENT, dated as of June 23, 2011 by and among EGC Weekly (hereinafter referred to as the "Buyer"), and the stockholder Zegal and Ross Capital, LLC (the "Seller").

WITNESSETH:

WHEREAS, Buyer desires to purchase (the "Purchase") 2,500,000 shares (the "Shares") of common stock, par value $.0001 per share of Mustang Alliances Inc. from the Seller for a purchase price of $.01 and the Seller desires to sell the Shares to the Buyer, and/or its designees;

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

BUYER:

/s/ Eli Ben Hamo
Name: Eli Ben Hamo

SELLER:

/s/ Mark Segal
Name: Mark Segal